Exhibit (m)(2)

PIMCO EQUITY SERIES VIT

SERVICES PLAN

FOR ADMINISTRATIVE CLASS SHARES

WHEREAS, PIMCO Equity Securities VIT (the “Trust”) is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Trust comprises the PIMCO EqS Pathfinder Portfolio and hereafter created series (the “Portfolios”);

WHEREAS, the Trust issues shares of beneficial interest (“shares”) of the Portfolios in separate classes of shares, one of which is designated the Administrative Class (the “Administrative Class” shares);

WHEREAS, certain beneficial owners of the Trust’s shares (“investors”) may require administrative, recordkeeping, and other services, and the provision of such services to investors requiring these services may benefit such investors and facilitate their ability to invest in the Portfolios;

WHEREAS, issuance of shares of the Portfolios subject to a fee for the Portfolios’ cost of providing administrative, recordkeeping, and investor services would allocate the Portfolios’ expense of rendering such services to the investors who receive such additional services;

WHEREAS, the Trust, on behalf of the Portfolios, with respect to their Administrative Class shares, intends to enter into Services Agreements (“Agreements”) pursuant to this Services Plan (the “Plan”) with registered investment advisers, registered broker-dealers, banks, trust companies and other persons or entities (“Authorized Firms”), either directly or through Pacific Investment Management Company LLC (“PIMCO”) or the Trust’s principal underwriter (the “Distributor”), pursuant to which an Authorized Firm will provide certain administrative, recordkeeping and investor services to its clients, members or customers who purchase shares of a Portfolio, directly or indirectly; and

WHEREAS, the Board of Trustees of the Trust has determined that there is a reasonable likelihood that the Plan will benefit the Portfolios and their investors.

NOW THEREFORE, the Trust hereby adopts this Plan on the following terms and conditions:

Section 1. The Trust (or PIMCO or the Distributor, acting as agent of the Trust) shall compensate an Authorized Firm with which the Trust (or PIMCO or the Distributor) regarding the Administrative Class of a Portfolio, has an Agreement, for providing certain administrative services for investors, at a rate specified in Section 2 below, based upon the average daily net assets of the Portfolio(s) attributable to the Administrative Class.

Section 2. Subject to the limitations of applicable law and regulations, including rules of the Financial Industry Regulatory Authority, Inc., each Authorized Firm will be compensated monthly (or at such other intervals as the Trustees shall determine) for providing certain administrative services at an annual rate of up to but not more than 0.15% of the average daily net assets of a Portfolio attributable to the Administrative Class.

Section 3. The payment of fees to an Authorized Firm is subject to compliance by the Authorized Firm with the terms of the Agreement. If an investor ceases to be a client of an Authorized Firm that has entered into an Agreement, but continues to invest in one or more Portfolios, the Authorized Firm will be entitled to receive a similar payment in respect of the services provided to such investors. For the purposes of determining the fees payable under the Plan, the average daily net asset value of the Portfolio shall be computed in the manner specified in the Trust’s Declaration of Trust and current prospectus(es).

Section 4. Services which an Authorized Firm will provide under an Agreement may include, but are not limited to, the following functions: teleservicing support in connection with Portfolios; delivery of current Trust prospectuses (including summary prospectuses), reports, notices, proxies and proxy statements and other informational materials; facilitation of the tabulation of investors’ votes in the event of a Trust shareholder vote; receiving, tabulating and transmitting proxies executed by or on behalf of investors; maintenance of investor records reflecting shares purchased and redeemed and share balances, and the conveyance of that information to the Trust or PIMCO as may be reasonably requested; provision of support services, including providing information about the Trust and its Portfolios and answering questions concerning the Trust and its Portfolios, including questions respecting investors’ interests in one or more Portfolios; provision and administration of insurance features for the benefit of investors in connection with the Portfolios, which may include fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, earnings sweep, and pre-authorized deposits and withdrawals; receiving, aggregating and forwarding purchase and redemption orders; acting as the nominee for investors; maintaining account records and providing investors with account statements; processing dividend payments; issuing investor reports and transaction confirmations; providing subaccounting services; general account administration activities; and providing such similar services as the Trust may reasonably request to the extent the Authorized Firm is permitted to do so under applicable statutes, rules or regulation.

Section 5. Any Authorized Firm entering into an Agreement under this Plan may also enter into a separate service agreement with PIMCO with regard to the Portfolios. However, in the event the Authorized Firm enters into both types of agreements, the Authorized Firm shall not be eligible to receive fees under more than one agreement with respect to the same services. The Trust (or PIMCO or the Distributor, acting as the Portfolio’s agent) under this Plan may enter into more than one Agreement with respect to its shares, with different Authorized Firms providing services to different groups of investors.

Section 6. The Plan shall not take effect with respect to the Administrative Class shares of a Portfolio until it has been approved, together with any related agreements and supplements, by votes of a majority of both (a) the Board of Trustees of the Trust, and (b) those Trustees of the Trust who are not “interested persons” (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Plan Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related agreements.

Section 7. The Plan shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in Section 6. The Plan may be terminated at any time, without payment of penalty, by the vote of a majority of Plan Trustees.

Section 8. Any agreement related to the Plan shall provide: (a) that agreement may be terminated at any time without payment of any penalty, by vote of a majority of the Plan Trustees or, with respect to any Portfolio, by a vote of a majority of the shares of that Portfolio, on not more than sixty (60) days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

Section 9. Any person authorized to direct the disposition of monies paid or payable by a Portfolio pursuant to the Plan or any related agreement shall provide to the Trust’s Board of Trustees, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 10. The Plan may be amended at any time with respect to a Portfolio by the Board of Trustees, provided that any amendment to increase materially the costs which the Portfolio may bear for administrative and other services pursuant to the Plan shall be effective only upon approval as provided in Section 6 hereof.

Section 11. The Trust shall preserve copies of the Plan, any related agreement and any report made pursuant to Section 9 hereof, for a period of not less than six (6) years from the date of the Plan, such agreement or report, as the case may be, the first two (2) years of which shall be in an easily accessible place.

Section 12. It is understood and expressly stipulated that neither the holders of shares of any Portfolio nor any Trustee, officer, agent or employee of the Trust shall be personally liable hereunder, nor shall any resort be had to other private property for the satisfaction of any claim or obligation hereunder, but the Trust only shall be liable.

Dated: March 30, 2010